UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2020

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2020

Operations and cash-flow generation remain Covid-19 resilient

Iain Ross, CEO, Golar LNG, said:

"Golar is pleased to report Q1 operating revenues of $122.6 million and adjusted EBITDA1 of $76.2 million, that were driven by a solid performance in FLNG, with 100% commercial uptime on Hilli Episeyo, and strong seasonal results in Shipping, which delivered a Q1 TCE1 of $62k/day, a 57% increase on the $39,300 achieved in Q1 2019.

In Golar Power, the 1.5GW Sergipe power plant in Brazil reached its COD acceptance milestone which triggered commencement of earnings under the 25-year PPA contract and associated FSRU Golar Nanook charter. The first three small-scale customers have also now been formally signed up and LNG distribution operations are expected to start in 2021. This short time to cash flow and the very strong project return confirms the attractiveness of our small-scale business. To date, a further 200 potential customers have signed letters of intent to pursue various small-scale opportunities with Golar Power, demonstrating the robust consumer appetite to reduce both energy costs and environmental footprints.

Safety remains our highest priority and several initiatives have been implemented in response to the Covid-19 pandemic to keep our seafarers, staff and our wider communities safe whilst ensuring that all our assets remain operational and that we are meeting our customer commitments.

In response to the combination of Covid-19 demand reduction and lower LNG/Brent pricing we have already implemented a number of liquidity assurance and cost reduction measures to ensure the business can withstand any prolonged economic downturn.

Golar has always upheld high Environmental, Social and Governance standards. Details of these have now been made publicly available in the Company’s first ESG report that can be accessed at: "https://golarlng.com/sustainability"

Financial Summary

(in thousands of $)	Q1 2020	Q1 2019	Q4 2019	YTD 2020	YTD 2019

Total operating revenues	122,559	114,287	139,048	122,559	114,287
Net (loss)/income attributable to Golar LNG Limited	(104,247)	(41,741)	24,768	(104,247)	(41,741)
Adjusted EBITDA[1]	76,208	62,897	93,388	76,208	62,897
Operating income	21,158	28,864	68,896	21,158	28,864
Dividend per share	—	0.150	—	—	0.150
Adjusted net debt[1]	2,560,838	2,197,382	2,474,947	2,560,838	2,197,382

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Q1 2020 Highlights

Golar Power:

•The 1.5GW Sergipe Power Plant reached COD - approximately BRL 6.9 billion, or US$1.3 billion, of pre-inflation adjusted revenue less operating costs1 attributable to Golar LNG over the next 25 years.
•FSRU Golar Nanook was accepted - approximately US$549 million of pre-inflation adjusted revenue less operating costs1 attributable to Golar LNG over the next 25 years.
•Entered into a partnership with Petrobras Distribuidora S.A. to facilitate a nationwide rollout of small-scale LNG supply to Brazil's transportation and industrial sectors.
•Signed a Protocol of Intentions with the State Government of Pernambuco to develop an LNG import terminal in the Port of Suape, Brazil.

FLNG:

•FLNG Hilli Episeyo: Vessel currently exporting 39th cargo, with 100% commercial uptime maintained.
•FLNG Gimi received force majeure claim from BP Mauritania Investments Ltd (“BP”) in relation to a delay in the order of 12-months to the target connection date.
•Progressed the development of our next generation FLNG vessel and continued discussions on four further FLNG projects.

Shipping:

•Q1 2020 Average Daily Time Charter Equivalent (“TCE”)1 earnings of $61,900 for the fleet, substantially higher than the $39,300 achieved in Q1 2019.
•In the absence of vessel dry-dockings, utilization increased from 90% in Q4 2019 to 94% in Q1 2020.
•Revenue backlog1 from shipping as at March 31, 2020, stands at $126 million.

Financial:

•Purchased remaining 1.5 million shares underlying the Total Return Swap ("TRS"), reducing the number of outstanding common shares to 97.8 million, and also reducing liquidity volatility.
•Golar Viking debt re-financed with new FSRU conversion facility also executed upon vessel arrival at conversion yard.
•Golar Celsius refinanced, releasing $58 million of liquidity to Golar Power.
•Received term sheets for the potential refinancing of the LNGC's Golar Bear and Golar Frost, providing additional liquidity.
•With a strong financial background, including 21 years in leading positions at JP Morgan Investment Bank, Callum Mitchell-Thomson appointed as new CFO.

Outlook

Golar Power:
We expect Sergipe to take advantage of merchant power opportunities where the marginal cost of power exceeds the LNG purchase price (currently below $2 per mmbtu delivered ex-ship in Brazil). We also expect Golar Power to continue to progressively convert the small-scale letters of intent they have into binding sales agreements over the course of this year and continue to sign new ones.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

The Barcarena terminal is expected to reach a Final Investment Decision ("FID") later this year or early next year, with the associated 605MW power station currently anticipating FID in mid-2021. Over the next four months we expect to make further progress on reaching agreement with key industrial customers for the supply of gas from the Barcarena based FSRU that is expected to commence operations in 2022.

We also expect to finalize arrangements for locating a Floating Storage Unit ("FSU") at Suape over the course of the year.

Golar Power is now working actively with BR Distribuidora S.A to overlay its geographical coverage of LNG distribution onto BR Distribuidora’s 7,600 Brazilian fuel stations. This will optimize the roll-out of the necessary infrastructure to convert current diesel, heavy fuel oil and coal consumers to cleaner and cheaper LNG through the provision of a stable and secure LNG supply.

Golar Power, together with local partners in Latin America, is also working to develop a further 10.6 GW of licensed natural gas-fired power plants which underpin the development of additional terminals, all of which are progressing well through the permitting process. All terminals have downstream monetization routes through a combination of power generation, gas consumption (by commercial & industrial users) and small-scale LNG distribution via cabotage and ISO containers to end users.

FLNG:
We are in advanced and positive discussions with our main building contractor, Keppel Shipyard Limited, and with engineering topsides subcontractor Black and Veatch, on a revised cost and time schedule for the FLNG Gimi conversion that can be implemented as a contingency in response to the 12-month delay claimed by BP on its Tortue project. If implemented, this would reduce Golar’s immediate liquidity contribution to the FLNG Gimi between Q2 2020 and the original Q2 2022 delivery date. The consequences of any delay to the returns available from the project will be dependent on the ultimate duration and cause of the delay claimed by BP and the final terms of the revised conversion building agreements.
Whilst we don’t anticipate any further FLNG projects to be ready for FID in the near future, we will continue to work with customers to develop designs and projects suitable for conversion and new-build solutions.
LNG Shipping:
We expect the Q2 2020 TCE1 to be around $40,000 per day, with utilization of at least 80% based on fixtures to date and the prevailing spot market. The current chartering strategy to de-risk the business by targeting more fixed and floating coverage has been successful and we intend to fix more portfolio term-based deals to further de-risk shipping exposure and to hedge expected volatility. Except for the Golar Tundra, scheduled to dry-dock during June, no other dry-docks are planned this year.
Corporate:
We expect to make further progress on both financial and structural simplification of the business into separate, attractive and investible businesses to enhance financial flexibility.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance:

	2020			2019
	Jan-Mar			Oct-Dec
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	68,035	54,524	122,559	84,524	54,524	139,048
Vessel operating expenses	(16,565)	(13,668)	(30,233)	(16,447)	(14,380)	(30,827)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(4,827)	—	(4,827)	(2,311)	—	(2,311)
Administrative expenses	(9,869)	(272)	(10,141)	(11,070)	(764)	(11,834)
Project development expenses	(2,557)	(1,132)	(3,689)	(55)	(2,978)	(3,033)
Realized gain on oil derivative instrument(2)	—	2,539	2,539	—	1,110	1,110
Other operating gains	—	—	—	1,235	—	1,235
Adjusted EBITDA(1)	34,217	41,991	76,208	55,876	37,512	93,388

Reconciliation to operating income/(loss)
Unrealized (loss)/gain on oil derivative instrument(2)	—	(27,810)	(27,810)	—	4,330	4,330
Depreciation and amortization	(15,255)	(11,985)	(27,240)	(16,328)	(11,993)	(28,321)
Impairment of long-lived assets	—	—	—	(501)	—	(501)
Operating income/(loss)	18,962	2,196	21,158	39,047	29,849	68,896
(2) The line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized gain/(loss) on oil derivative instrument". The unrealized component represents a mark-to-market loss of $27.8 million (December 31, 2019: $4.3 million gain) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $2.5 million (December 31, 2019: $1.1 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

Golar reports today Q1 operating income of $21.2 million compared to operating income of $68.9 million in Q4.

Total operating revenues decreased from $139.0 million in Q4 to $122.6 million in Q1, while voyage, charterhire and commission expenses increased from $2.3 million to $4.8 million. Operating revenues declined despite the improvement in utilization from 90% in Q4 to 94% in Q1. This occurred because seasonally lower spot rates reduced the daily rate achieved in respect of Golar's index linked charters, and also because the Golar Viking, on hire for most of Q4, entered Hudong shipyard in January where it will be converted into an FSRU. Costs associated with positioning the vessel to the yard which are not capitalizable account for most of the $2.5 million increase in voyage, charterhire and commission expenses.

Revenues from vessel and other operations, including management fee income, were $68.0 million, and, net of voyage, charterhire and commission expenses, decreased by $19.0 million to $63.2 million in Q1. Increases in US LNG supply combined with a mild winter contributed to a counter-cyclical drop in gas and LNG prices. Covid-19 lockdowns in the Far East during February and in Europe during March exacerbated this negative trend. By mid-March 2020, quoted carrier headline spot rates had fallen close to $100k/day from their height in October 2019, negatively impacting earnings from the vessels Golar has on index linked charters. Golar’s strategy of increased charter coverage for Q1 2020 vs. Q1 2019 offset part of this softening in spot LNG freight rates. As a result, full fleet TCE1 earnings decreased from $77,000 in Q4 2019 to $61,900 in Q1 2020, but increased relative to the $39,300 achieved in Q1 2019.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Once again, FLNG Hilli Episeyo generated operating revenues of $54.5 million, including base tolling fees and amortization of pre-acceptance amounts recognized.

Vessel operating expenses at $30.2 million were in line with Q4.

Total Administrative expenses were $10.1 million for the quarter, $1.7 million lower than Q4 due to reduced legal, travel and employee stock compensation costs. Project development expenses at $3.7 million for the quarter were $0.7 million higher than Q4.

The Brent Oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Higher oil prices in the latter months of 2019 led to a $1.4 million increase in the realized gain on the oil derivative instrument, to $2.5 million in Q1, as compared to $1.1 million in Q4.

The mark-to-market fair value of the related derivative asset decreased by $27.8 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a sharp downward movement in the expected future market price for Brent Oil. The spot price for Brent Oil decreased from $66.00 per barrel on December 31 2019, to $22.74 on March 31 2020.

Depreciation of the Golar Viking, which entered Hudong shipyard in January 2020, is suspended during the conversion process. This contributed to a $1.1 million reduction in Q1 depreciation and amortization, down from $28.3 million in Q4 to $27.2 million in Q1.

Net Income Summary:

	2020	2019
(in thousands of $)	Jan-Mar	Oct-Dec
Operating income/(loss)	21,158	68,896
Interest income	1,160	1,333
Interest expense	(21,041)	(26,028)
Losses on derivative instruments	(54,721)	(6)
Other financial items, net	326	(1,206)
Income taxes	(197)	(369)
Equity in net (losses)/earnings of affiliates	(37,936)	1,831
Net income attributable to non-controlling interests	(12,996)	(19,683)
Net (loss)/income attributable to Golar LNG Limited	(104,247)	24,768

In Q1, the group generated a $104.2 million net loss, compared to Q4 net income of $24.8 million. Key items contributing to this are:
•A reduction in variable interest entities ("VIEs") interest expense due to lower loan balances and interest rates contributed to a $5.0 million decrease in interest expense.
•The Q1 $54.7 million loss on derivative instruments includes mark to market losses on interest rate swaps following a 117 basis point reduction in interest rates, together with a loss on the remaining 1.5 million TRS shares repurchased during the quarter.
•The $38.0 million Q1 equity in net losses of affiliates is primarily comprised of the following:
◦A $13.2 million net loss in respect of Golar's 32% share in Golar Partners; and
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

◦A $24.7 million loss in respect of Golar's 50% stake in Golar Power. On commencement of the sales type lease for charter of FSRU Nanook we recognized a significant non-cash day one loss on deemed disposal.

Net losses attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease VIE.

Financing and Liquidity:

Our cash position as at March 31, 2020, was $303.4 million. This was made up of $131.0 million of unrestricted cash and $172.4 million of restricted cash. Restricted cash includes $68.3 million relating to lessor-owned VIEs and $76.0 million relating to the Hilli Episeyo Letter of Credit.

In common with other companies in the current public health emergency, liquidity preservation is a high priority for Golar. During Q1 unrestricted cash fell by $91 million on account of $70.0 million being used to repay part of the $100 million margin loan, which is therefore now a $30 million facility, and $16.7 million used to part settle the remaining 1.5 million TRS shares outstanding.

At the corporate level, during the rest of 2020, Golar will seek to refinance the remaining $30 million margin loan due in August 2020 as well as the $150 million term loan secured by our interest in Golar Power which will mature in November 2020. The credit quality of Golar Power has been materially enhanced following the successful start-up of its flagship integrated power project and, based on Golar's cash and vessel investments alone, the current facility represents a loan to book value of approximately 52%, while third party assessments indicate that the fair market value of Golar's investment in Golar Power is materially higher. The increased value reflects the completion of the Sergipe/Nanook project including its merchant power opportunity together with the strong project portfolio the company has developed in terminals, power, and downstream with the BR agreement and the signed small scale LNG opportunities.

At the vessel level, Golar has received terms for refinancings of the Golar Bear and Golar Frost. The current debt associated with each vessel currently represents an approximate loan to value ("LTV") of less than 50%. The refinancing terms received are expected to release a total of approximately $90 - $100 million of liquidity in 2020, if pursued. A term sheet has also been received from a financial institution interested in refinancing the Golar Seal facility that may be repayable in January 2021. Refinancing of the FSRU Golar Tundra facility by June 2021 is also being explored. This is also expected to be straightforward given that outstanding debt on this vessel currently represents an LTV of less than 50%. Golar is pursuing several long-term FSRU employment opportunities for this vessel.

At the FLNG level, as at March 31, $533.6 million had been invested in FLNG Gimi, of which $225.0 million had been drawn against the $700 million debt facility, both on a 100% basis. Golar had been expecting to invest a further $59 million of equity into the project during the second half of 2020. It is expected that a material portion of this will move into 2021 if the revised cost and time schedule under discussion as a contingency in response to the 12-month delay claimed by BP is implemented.

Included within the $1,232.7 million current portion of long-term debt and short-term debt on the Balance Sheet as at March 31 is $1,025.2 million relating to lessor-owned VIE subsidiaries that Golar is currently required to consolidate in connection with nine sale and leaseback financed vessels, including the Hilli Episeyo.

Other than a dry-dock of FSRU Golar Tundra, currently scheduled to commence in June and expected to cost around $6.0 million, there are no other maintenance capital projects planned.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Corporate and Other Matters:

As at March 31, 2020, there were 97.8 million shares outstanding. There were also 2.6 million outstanding stock options with an average price of $29.80 and 1.0 million restricted stock units awarded. The remaining 1.5 million shares underlying the TRS were purchased during February 2020. The cost of $70.5 million was funded by $53.8 million from restricted cash already set aside as collateral and the balance of $16.7 million was funded during Q1 from unrestricted cash.

On March 10, 2020, we announced the appointment of Callum Mitchell-Thomson as Chief Financial Officer, succeeding Graham Robjohns. Mr. Mitchell-Thomson, who assumed his new role with Golar on May 1, 2020, has twenty one years of experience advising Energy, Utility and Infrastructure companies on M&A and capital markets transactions while working for JP Morgan. During this time, he was Co-Head of Energy, Utility and Infrastructure Investment Banking in EMEA for ten years; Head of Corporate Finance in EMEA for three years and Head of Investment Banking in Germany for two years. He has also been a member of the EMEA Banking Management Committee and a supervisory board member of JP Morgan AG. Since leaving JP Morgan he has worked in the UK Parliament as a Parliamentary Adviser on European, Economic and Finance legislation. Prior to joining JP Morgan, he worked for Shell International Petroleum Co. Ltd as a financial controller in European Downstream and then in Global LNG.

Commercial Review

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture):
On March 21, 2020, the 50% Golar Power owned 1.5GW Porto de Sergipe I power project, the first integrated LNG-to-power project in Brazil and the largest and most efficient thermal power station in Latin America, reached COD. This concludes a project that began in 2015 when the power purchase agreement was awarded. The power station is now contracted on an availability basis and is ready to deliver electricity to a pool of 26 power distribution companies across the country and will do so until December 2044. Annual pre-inflation adjusted revenues less operating costs1, are estimated at BRL1.1 billion of which Golar LNG’s 25% share is BRL 275 million, equivalent to US$ 53 million, based on an FX rate of 5.2 BRL/USD. Based on the same BRL/USD FX assumption, net debt for the Sergipe project as at March 31, 2020 is US$ 990 million.
Gas for the power project is delivered from the 100% Golar Power owned FSRU Golar Nanook which has 170,000m3 of LNG storage and is capable of supplying more than 21.0 million m3 per day of natural gas. Commercial operations also commenced in March. Annual contracted revenues less forecasted operating costs, adjusted annually for inflation based on US consumer price index, are estimated at US$ 43.9 million, of which Golar LNG’s 50% share is US$ 21.95 million.
Together, the Porto de Sergipe I power plant and the FSRU Golar Nanook are intended to facilitate the launch of three downstream power/gas business lines:
1) Power sales
 2) Pipeline gas sales to large industrial and commercial customers
 3) Small-scale LNG distribution using smaller vessels and LNG isotainers

1) Power sales: As Latin America's most efficient thermal power plant, Porto de Sergipe I sits as the lowest cost producer in Brazil's thermal merit order. Whenever it is economic to dispatch thermal power, it will, based on current LNG prices be in a position to out-compete every other facility. Although only fully operational for a few days during the quarter, power has been produced and sold in two ways. Contracted power is produced when the facility is called upon to dispatch under the PPA. This power is sold on a cost pass through basis and makes up the contracted revenues described above.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

However merchant power can be sold when the power station has not been called upon to dispatch, and when the prevailing market price is above the plant’s marginal cost. This power is sold by CELSE which is 50% owned by Golar Power. Golar LNG therefore benefits from an effective 25% interest in these revenues. Net of costs, this will be incremental to its share of the economics above and will increase the company’s cash generation after financing costs by an equivalent amount.

Under normal pre-Covid-19 circumstances, sales of thermal power can be expected to increase as the country enters its annual dry season, which usually begins in May. Although unavailable for production for most of the pre-acceptance period, the network price of power was above the plant’s marginal cost of production for most of Q1. The plant was called upon to dispatch for 3 days post acceptance, between March 29 and March 31. This is summarized below:

Jan 1 - Mar 31, 2020
Total installed capacity (MW)	1,516.6
Power plant utilization factor	12%
Gross power generated (MWh)	384,581.0
Days dispatched under PPA	3
Net variable revenues (BRL millions)	53.6
Net variable revenues (USD millions)	10.3
Average price (BRL/MWh)	139.4
Average price (USD/MWh)	26.8

Golar Power also owns 37.5% of CEBARRA, a joint venture with Ebrasil, which owns expansion rights with respect to the Sergipe Power Plant. These rights include 179 acres of land and regulatory permits for up to 1.7 GW of additional power generation. CEBARRA has obtained all permits and other rights necessary to participate in future government power auctions.

2) Pipeline gas sales to large industrial and commercial customers: CELSE has commenced permitting work for the construction of a 30-kilometer pipeline that will connect the Golar Nanook to the regional natural gas main pipeline network and other downstream customers. A team of downstream gas marketers have been employed during the quarter and intend to build a downstream gas sales channel to large industrial and commercial customers on a cost plus margin contracted basis.

3) Small-scale LNG distribution using smaller vessels and LNG isotainers: The Golar Nanook, together with other FSRU and FSU terminals being developed, can be used as a transshipment location for LNG for onward downstream distribution. Small-scale vessels can carry offloaded LNG along coasts/up rivers and connect to onshore truck loading facilities where LNG can be transferred to ISO containers. These would then be distributed to industrial, commercial and residential off-takers in regions that are underserved or not served by traditional pipeline networks.

On February 18, 2020, Golar Power and BR Distribuidora S.A. announced the formation of a partnership to develop an LNG distribution business in Brazil. With more than 7,600 fuel stations and 95 bases of supply, operation and distribution, BR Distribuidora S.A. is Brazil's leading fuel distribution company. Golar Power initially expects to connect its network of strategically located LNG import terminals to BR Distribuidora's 95 supply, operation and distribution bases to facilitate the inland rollout of LNG supply to Brazil's transportation and industrial sectors. The 7,600 fuel stations will be used to increase coverage thereafter.

Further growth projects are also being explored. These are:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

1) Barcarena Terminal and Power Plant: Although good progress is being made on the Barcarena project, Covid-19 has impacted the permitting process on this and other terminals. A final investment decision on the FSRU component of the project is now expected in late Q4 2020/early Q1 2021. Small-scale distribution operations from an FSRU are then expected to commence in the first half of 2022. The FSRU will be used as a hub for the distribution of LNG and natural gas across an area that lacks the infrastructure necessary to support the region’s gas needs and that hosts a population of approximately 75 million. Together with LNG distribution, the FSRU will supply regasified LNG to a 605MW combined cycle thermal power plant that has a 25-year power purchase agreement starting in 2025. A FID on the power plant component of the project is expected in mid-2021.

2) Suape LNG Terminal: Golar Power has signed a Protocol of Intentions with the government of the State of Pernambuco to develop an LNG import terminal in the Port of Suape. Located in the northeast region of Brazil, this terminal would support a population of approximately 57 million. Initially a FSU will be used to supply LNG however this may be upgraded to a FSRU later should there be interest from off-takers seeking regasified LNG. The FSU, which could be a Golar Power vessel or an existing steam vessel from the Golar group fleet, will connect to onshore truck loading amenities to facilitate loading of LNG ISO containers. These would then be distributed to industrial, commercial and residential off-takers in regions that are underserved or not served by traditional pipeline networks. The FSU will also act as a transshipment location to break bulk LNG for downstream distribution. FID remains subject to regulatory approvals and finalization of commercial agreements, which are expected at the end of 2020. Modifications required to the chosen vessel are expected to be minimal and inexpensive and operations are expected to commence in mid-2021.

3) Santa Catarina Terminal: key regulatory and environmental licenses have been secured to develop the Santa Catarina FSRU terminal on the southern coast of Brazil, with a regional population of approximately 30 million. Golar Power owns 100% of Terminal Gas Sul Ltda., the project company responsible for development of the terminal.

4) Global Terminal Projects: In addition to its Brazilian portfolio, Golar Power is in the evaluation or development stage on more than fifteen other terminals worldwide.
Redeployment of assets already in the Golar Power or wider Golar group fleet to support the rapid monetization of the Brazil downstream distribution business, the reinvestment of cash generated by the Sergipe project and other financing initiatives are collectively expected to allow Golar Power to fund its portfolio of Brazilian projects without recourse to Golar.
FLNG:
FLNG Hilli Episeyo has maintained 100% commercial uptime for close to two years now. It is currently in the process of exporting its 39th cargo and continues to reliably deliver quarterly LNG tolling revenues less operating costs of around $40 million, 50% of which is for Golar's account. The Covid-19 outbreak has however further depressed already low LNG prices and we do not expect any additional throughput during 2020. Into 2021 and beyond, significant reductions in associated gas as a result of lower US oil production together with the higher cost of non-associated US gas production is expected to result in a higher Henry Hub price. This is expected to place upward pressure on global LNG prices, discourage further investment in US LNG export projects and create new opportunities for competitive gas elsewhere, including West Africa, Cameroon and for FLNG Hilli Episeyo.
Golar's low cost liquefaction solutions that can deliver market digestible quantities of LNG sourced from low cost gas are still receiving attention from those companies seeking to increase their long term exposure to gas and LNG but minimize both capex outlay and their environmental footprint.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

LNG Shipping:
The quarter commenced with LNG prices at around $5.30/mmbtu and quoted TFDE spot rates of around $90k/day. Increases in US LNG supply combined with a mild winter continued to feed a counter-cyclical drop in international gas and LNG prices. Covid-19 lockdowns in the Far East and in Europe added to negative sentiment. By mid-March 2020, quoted carrier headline spot rates had fallen close to $100k/day from their height, in October 2019. This negatively impacted the TCE1 achieved by our index linked vessel charters. LNG prices in the Far East then rebounded as those markets emerged from lockdown whilst prices in Europe sank as its lockdown started. Resultant arbitrage trading from Europe to the Far East briefly increased ton miles. Floating storage due to port delays, tank tops and contango pricing also supported longer voyages and vessel demand. Spot rates responded accordingly, briefly increasing to over $50k/day in late-March, before declining once again as India entered lockdown and JKM dropped below $2/mmbtu. The quarter ended with LNG at approximately $2.35/mmbtu and quoted spot TFDE rates of around $44k/day. Despite an overall increase in global fleet utilization and steady vessel demand, spot charter rates tracked the downward trajectory in LNG prices, accentuated by the emerging reality of US cargo cancellations.
During Q1, Freeport and Cameron T2 entered commercial operations and the Elba Island facility continued to ramp up. Commissioning of Cameron T3 commenced in April, with commercial operations due to commence in Q3, and Freeport T3 commenced commercial operations during Q2.
Subsequently, during Q2 LNG prices have dipped below $2/mmbtu for a more sustained period as a result of high inventories in Europe and Asia following a mild winter, further softening of demand in the wake of Covid-19, and a wave of supply tenders. In response, over 60 US cargoes scheduled for loading over the summer months are believed to have been cancelled. Prior to this the US was understood to be exporting 60-70 cargoes per month. Although these developments will negatively impact the TCE1 achieved by Golar's index linked charters, Golar still expects to achieve approximately 80% utilization for Q2.

For the remainder of the year, Covid-19 related demand uncertainty continues to weigh on LNG prices raising the prospect of additional US cargo cancellations. Pre-Covid-19 expectations that 2020 would see 30mtpa of additional LNG production are therefore no longer appropriate. An increasingly unpredictable inter-basin trade also makes ton miles difficult to model, however they are expected to increase in the second half of the year. Although the market remains highly volatile, leading industry analysts expect 2020 LNG production to be in the region of 1-3% above 2019 levels. Low near-term LNG prices, high summer inventories and expectations of rising US gas prices on the back of reduced oil production are currently expected to pave the way for a contango and stronger carrier rates into the winter months. Importantly, low oil prices and lower LNG spot prices should also facilitate a significant shift to gas fired power production bolstering demand for LNG and its freight.

Golar Partners (a non-consolidated affiliate of Golar LNG):
.
As is customary, the Partnership's Q1 adjusted EBITDA1 declined relative to Q4. This was the result of the scheduled winter down time of the FSRU Golar Igloo, which commenced its 2020 regas season on February 24, as well as a reduction in revenue in respect of the Golar Mazo which was prepared for layup during the quarter. A significant drop in swap rates during the quarter also resulted in a $46.8 million mark-to-market loss on the Partnerships interest rate swaps (compared to a Q4 gain of $10.1 million). As a result, the Partnership reported a Q1 net loss of $33.1 million.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

On April 1, 2020, the Partnership approved a reduction in the quarterly common distribution to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter). The Partnership will consequently retain approximately $109 million annually, allowing it to focus its capital allocation on debt reduction, thus strengthening its balance sheet while providing enhanced financial flexibility to consider capital allocation priorities over time. The reduction will also result in lower breakeven re-contracting rates across the Partnership’s fleet. Distribution coverage1 increased significantly as a result, from 1.21 in Q4 to 17.79 in Q1.
As well as being a driver for the distribution reduction, the Covid-19 induced deterioration in the capital markets also complicated the refinancing of the Partnership's May maturing $150 million high yield Norwegian bond. Initial consultations with a group of bondholders concluded that the Partnership should seek to amend and extend both the May 2020 maturing $150 million Norwegian bond and the May 2021 maturing $250 million Norwegian bond. Following a period of negotiation, a meeting was held on May 5, 2020, where both sets of bondholders approved the amendment proposals. Key amongst the amendments were 18-month extensions to the original maturity dates for each of the bond issues.
Having extended the bond maturities, and under the new leadership of Karl Fredrik Staubo, attention will return once again to the review of the Partnership's structure and strategy to maximize long-term shareholder value.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortisation
		+ Impairment of long-term assets	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
LTM (last twelve months) adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	The sum of the last four quarters adjusted EBITDA (defined above)	Same as adjusted EBITDA. The 12 month trailing metric removes the impact of seasonality on our results.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash	In consolidating the lessor VIEs, we also consolidate their cash position. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated MTM liability. The most significant impact of this accounting policy is the reflection of the TRS margin cash and the MTM liability gross on our Consolidated Balance Sheet. We remove the TRS restricted cash in calculating adjusted net debt as this cash will be used to settle the MTM liability and therefore is not cash that can be used to satisfy our contractual obligations or used elsewhere in the business.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.

Reconciliations - Performance Measures (Adjusted EBITDA)

	2020	2019	2019	2019	2019	2018	2018	2018
(in thousands of $)	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun
Net (loss)/income attributable to Golar LNG Limited	(104,247)	24,768	(82,301)	(112,682)	(41,741)	(312,957)	66,212	36,319
Net financial expense	74,276	25,907	39,256	37,804	33,244	52,653	37,770	20,083
Income taxes	197	369	274	176	205	627	156	490
Equity in net losses/(gains) of affiliates	37,936	(1,831)	7,761	26,970	12,899	154,089	(2,668)	4,674
Net income attributable to non-controlling interests	12,996	19,683	21,344	24,297	24,257	2,770	31,000	16,839
Operating income/(loss)	21,158	68,896	(13,666)	(23,435)	28,864	(102,818)	132,470	78,405
Adjusted for:
Unrealized (gain)/loss on oil derivative instrument	27,810	(4,330)	44,170	27,630	(28,380)	195,740	(77,470)	(94,700)
Depreciation and amortization	27,240	28,321	28,428	28,121	28,163	28,295	28,528	20,457
Impairment of long-term assets	—	501	—	7,347	34,250	—	—	—
Adjusted EBITDA	76,208	93,388	58,932	39,663	62,897	121,217	83,528	4,162

Last Twelve Months Adjusted EBITDA	268,191	—	—	—	271,804	—	—	—
Further non-US GAAP references from the Q1 2020 results presentation:

Hilli Adjusted EBITDA is presented within “FLNG Adjusted EBITDA” (as reconciled in the Business Performance section above) excluding project development expenses (Q1 20: $41,991 + $1,132 = $43,123: Q4 2019: $37,512 + $2,978 = $40,490).

Shipping Adjusted EBITDA is presented within “Vessel and other operations Adjusted EBITDA” (as reconciled in the Business Performance section above) excluding vessel and other management fees, project development expenses, and administrative expenses (Q1 2020: $34,217 - $5,050 + $2,557 + $9,869 = $41,593; Q4 2019: $55,876 – $5,949 + $55 + $11,070 = $61,052).

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2020	2019
(in thousands of $)	Jan-Mar	Oct-Dec
Total operating revenues	122,559	139,048
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,050)	(5,949)
Time and voyage charter revenues	62,985	78,575
Less: Voyage and commission expenses	(4,827)	(2,311)
	58,158	76,264
Calendar days less scheduled off-hire days	940	991
Average daily TCE rate (to the closest $100)	61,900	77,000

Reconciliations - Liquidity Measures

(in thousands of $)	March 31, 2020	March 31, 2019	December 31, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,557,316	2,513,190	2,535,827
Less
Cash and cash equivalents	(130,976)	(212,673)	(222,123)
Restricted cash and short-term deposits - current and non-current portion	(172,380)	(477,598)	(188,289)
Net debt as calculated by GAAP	2,253,960	1,822,919	2,125,415
VIE consolidation adjustment	206,584	98,541	226,088
VIE restricted cash	68,260	174,816	34,947
Deferred finance charges	32,034	15,056	32,924
TRS restricted cash (1)	—	86,050	55,573
Total Adjusted Net Debt	2,560,838	2,197,382	2,474,947
Less: Golar Partners' share of the Hilli debt	(395,350)	(441,623)	(391,536)
Less: Keppel's share of the Gimi debt	(67,500)	—	(39,000)
GLNG's share of Adjusted Net Debt	2,097,988	1,755,759	2,044,411
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

(in thousands of $)	March 31, 2020	March 31, 2019	December 31, 2019
Total debt (current and non-current) net of deferred finance charges	2,557,316	2,513,190	2,535,827
VIE consolidation adjustments	206,584	98,541	226,088
Deferred finance charges	32,034	15,056	32,924
Total Contractual Debt	2,795,934	2,626,787	2,794,839
Less: Golar Partners' share of the Hilli contractual debt	(414,000)	(447,000)	(422,250)
Less: Keppel's share of the Gimi debt	(67,500)	—	(39,000)
GLNG's share of Contractual Debt	2,314,434	2,179,787	2,333,589

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Non-US GAAP Measures Used in Forecasting

Pre-inflation Adjusted Revenue less Operating Costs: Pre-inflation Adjusted Revenue less Operating Costs represents contracted fee income for executed contracts less forecasted operating expenses. In calculating forecasted operating expenditure for the Golar Nanook, management has assumed that the Operating Services Agreement amount will cover the associated operating costs. For the Sergipe Power Plant, management has made an assumption about operating costs based on Sergipe’s forecasts.

In the future when pre-inflation adjusted revenue less operating costs actualizes, we will show our share of Golar Power’s earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 5.3BRL:1USD.

Management has not forecasted net income for these aforementioned initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Pre-inflation adjusted revenue less operating costs is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

Distribution coverage: As defined in Golar LNG Partners LP most recent quarterly earnings release (Form 6-K), section "Appendix A - Non-GAAP Financial Measures and Definitions".

Revenue Backlog: Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement ("LOA") entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from current or potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for liquefied natural gas ("LNG") and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•changes in our ability to retrofit vessels as floating storage and regasification units ("FSRUs") or floating liquefaction natural gas vessels ("FLNGs") and in our ability to obtain financing for such conversions on acceptable terms or at all;
•Golar Power's ability to operate the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution and merchant power sales plans;
•changes in our relationship with Golar LNG Partners LP ("Golar Partners"), Golar Power Limited ("Golar Power") or Avenir LNG Limited ("Avenir") and the sustainability of any distributions they pay to us;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•a decline or continuing weakness in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our ability to integrate and realize the benefits of acquisitions;
•changes in our ability to sell vessels to Golar Partners or Golar Power;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 28, 2020
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Iain Ross - CEO
Callum Mitchell-Thomson - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

	2020	2019	2019	2019
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	62,985	78,575	37,166	185,407
Time charter revenues - collaborative arrangement	—	—	17,144	23,359
Liquefaction services revenue	54,524	54,524	54,524	218,096
Vessel and other management fees	5,050	5,949	5,453	21,888
Total operating revenues	122,559	139,048	114,287	448,750

Vessel operating expenses	(30,233)	(30,827)	(31,248)	(121,290)
Voyage, charterhire and commission expenses	(4,827)	(2,311)	(6,079)	(19,908)
Voyage, charterhire and commission expenses - collaborative arrangement	—	—	(10,421)	(18,933)
Administrative expenses	(10,141)	(11,834)	(13,545)	(52,171)
Project development expenses	(3,689)	(3,033)	(1,590)	(4,990)
Depreciation and amortization	(27,240)	(28,321)	(28,163)	(113,033)
Impairment of long-term assets	—	(501)	(34,250)	(42,098)
Total operating expenses	(76,130)	(76,827)	(125,296)	(372,423)

Other operating income/(loss)
Realized and unrealized (loss)/gain on oil derivative instrument	(25,271)	5,440	30,613	(26,001)
Other operating gains	—	1,235	9,260	10,333
Operating income	21,158	68,896	28,864	60,659

Financial income/(expense)
Interest income	1,160	1,333	3,214	10,479
Interest expense	(21,041)	(26,028)	(29,352)	(103,124)
Losses on derivative instruments	(54,721)	(6)	(5,699)	(38,044)
Other financial items, net	326	(1,206)	(1,407)	(5,522)
Net financial expense	(74,276)	(25,907)	(33,244)	(136,211)

(Loss)/income before income taxes, equity in net income/(losses) of affiliates and non-controlling interests	(53,118)	42,989	(4,380)	(75,552)
Income taxes	(197)	(369)	(205)	(1,024)
Equity in net (losses)/income of affiliates	(37,936)	1,831	(12,899)	(45,799)

Net (loss)/income	(91,251)	44,451	(17,484)	(122,375)
Net income attributable to non-controlling interests	(12,996)	(19,683)	(24,257)	(89,581)

Net (loss)/income attributable to Golar LNG Limited	(104,247)	24,768	(41,741)	(211,956)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2020	2019	2019	2019
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Net (loss)/income	(91,251)	44,451	(17,484)	(122,375)

Other comprehensive (loss)/income:
Gain/(loss) associated with pensions, net of tax	52	(2,884)	—	(3,058)
Share of affiliates comprehensive (loss)/income	(18,067)	3,154	(1,017)	(3,296)
Other comprehensive (loss)/income	(18,015)	270	(1,017)	(6,354)
Comprehensive (loss)/income	(109,266)	44,721	(18,501)	(128,729)

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited	(122,262)	25,038	(42,758)	(218,310)
Non-controlling interests	12,996	19,683	24,257	89,581
Comprehensive (loss)/income	(109,266)	44,721	(18,501)	(128,729)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2020	2019
	Mar-31	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	130,976	222,123
Restricted cash and short-term deposits (1)	95,765	111,545
Other current assets	31,485	35,978
Amounts due from related parties	6,395	1,743
Total current assets	264,621	371,389
Non-current assets
Restricted cash	76,615	76,744
Investments in affiliates	455,195	508,805
Asset under development	650,505	434,248
Vessels and equipment, net	3,058,529	3,160,549
Other non-current assets	39,289	80,409
Total assets	4,544,754	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,232,723)	(1,241,108)
Amounts due to related parties	(8,065)	(11,790)
Other current liabilities	(214,903)	(191,051)
Total current liabilities	(1,455,691)	(1,443,949)
Non-current liabilities
Long-term debt (1)	(1,324,593)	(1,294,719)
Other long-term liabilities	(148,408)	(142,650)
Total liabilities	(2,928,692)	(2,881,318)

Equity
Stockholders' equity	(1,360,531)	(1,498,261)
Non-controlling interests	(255,531)	(252,565)

Total liabilities and stockholders' equity	(4,544,754)	(4,632,144)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2019	2019	2019
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited
OPERATING ACTIVITIES
Net (loss)/income	(91,251)	44,451	(17,484)	(122,375)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	27,240	28,321	28,163	113,033
Impairment of non-current assets	—	—	—	7,347
Impairment of long-lived assets	—	501	34,250	34,751
Amortization of deferred charges and debt guarantees	1,902	1,999	992	6,527
Equity in net losses/(income) of affiliates	37,936	(1,831)	12,899	45,799
Dividends received	—	7,407	—	7,609
Dry-docking expenditure	(5,004)	(8,919)	(2,369)	(24,881)
Compensation cost related to employee stock awards	1,182	1,754	2,582	8,882
Net foreign exchange losses	(279)	152	357	1,241
Change in fair value of derivative instruments	54,710	660	9,125	44,395
Change in fair value of oil derivative instrument	27,810	(4,330)	(28,380)	39,090
Change in assets and liabilities:
Trade accounts receivable	7,110	(7,618)	37,609	39,448
Inventories	(275)	4,362	(1,559)	5,778
Other current and non-current assets	(477)	7,318	(20,482)	(5,868)
Amounts due to related companies	(532)	6,379	(5,271)	2,354
Trade accounts payable	3,049	585	(838)	(678)
Accrued expenses	(2,288)	8,432	2,676	(39,683)
Other current and non-current liabilities	(54,680)	(54,628)	209	(56,223)
Net cash provided by operating activities	6,153	34,994	52,479	106,545
INVESTING ACTIVITIES
Additions to vessels and equipment	(703)	(7,056)	(189)	(24,389)
Additions to asset under development	(108,078)	(230,918)	(3,612)	(376,276)
Additions to investments in affiliates	(2,690)	(3,725)	(4,222)	(20,994)
Dividends received	9,204	1,797	9,204	29,207
Short-term loan granted	(25,000)	—	—	—
Proceeds from repayment of short-term loan granted	20,000	—	—	—
Proceeds from disposals to Golar Partners	—	—	9,652	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	—	38,160	—	115,246
Proceeds from disposal of fixed assets	—	—	—	3,160
Net cash (used in)/provided by investing activities	(107,267)	(201,743)	10,833	(264,394)
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	373,219	130,000	—	524,278
Repayments of short-term and long-term debt	(356,383)	(132,155)	(57,385)	(552,195)
Cash dividends paid	(4,732)	(4,819)	(19,917)	(65,004)
Financing costs paid	(1,396)	(22,680)	—	(24,464)
Purchase of treasury shares(1)	(16,650)	(18,615)	—	(18,615)
Net cash used in financing activities	(5,942)	(48,269)	(77,302)	(136,000)
Net decrease in cash, cash equivalents and restricted cash	(107,056)	(215,018)	(13,990)	(293,849)
Cash, cash equivalents and restricted cash at beginning of period	410,412	625,430	704,261	704,261
Cash, cash equivalents and restricted cash at end of period	303,356	410,412	690,271	410,412

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(41,741)	(41,741)	24,257	(17,484)
Dividends	—	—	—	—	—	(14,643)	(14,643)	(3,440)	(18,083)
Employee stock compensation	—	—	2,582	—	—	—	2,582	—	2,582
Other comprehensive loss	—	—	—	—	(1,017)	—	(1,017)	—	(1,017)

Balance at March 31, 2019	101,303	(20,483)	1,859,778	200,000	(29,529)	(420,763)	1,690,306	101,483	1,791,789

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(104,247)	(104,247)	12,996	(91,251)
Dividends	—	—	—	—	—	—	—	(10,030)	(10,030)
Employee stock compensation	—	—	1,272	—	—	—	1,272	—	1,272
Forfeiture of employee stock compensation	—	—	(90)	—	—	—	(90)	—	(90)
Other comprehensive loss	—	—	—	—	(18,015)	—	(18,015)	—	(18,015)
Treasury Shares	—	39,098	—	—	—	(55,748)	(16,650)	—	(16,650)

Balance at March 31, 2020	101,303	—	1,877,249	200,000	(52,881)	(765,140)	1,360,531	255,531	1,616,062
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at March 31, 2020	GLNG's share of contractual debt as at March 31, 2020		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	371,897		371,897	—		—
Term loan facility	150,000		150,000	(150,000)		(150,000)
Margin loan	30,000		30,000	(30,000)		(30,000)
Golar Arctic	41,943		41,943	(7,294)		(7,294)
Golar Bear	70,037		70,037	(10,775)		(10,775)
Golar Frost	76,591		76,591	(10,942)		(10,942)
Gimi	225,000	70%	157,500	—	70%	—
			—			—
Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	151,952		151,952	(7,135)		(7,135)
Golar Kelvin	154,251		154,251	(6,978)		(6,978)
Golar Ice	154,827		154,827	(6,939)		(6,939)
Golar Snow	154,251		154,251	(6,978)		(6,978)
Golar Crystal	96,379		96,379	(5,725)		(5,725)
Golar Tundra	123,830		123,830	(12,987)		(12,987)
Golar Seal	111,900		111,900	(111,900)		(111,900)
Hilli Episeyo	828,000	50%	414,000	(66,000)	50%	(33,000)
Golar Viking	55,076		55,076	(55,076)		(55,076)

Total Contractual Debt	2,795,934		2,314,434	(488,729)		(455,729)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2020	2021	2022	2023	2024

Non-VIE debt
2017 convertible bonds	—	—	(402,500)	—	—
Term loan facility	(150,000)	—	—	—	—
Margin loan	(30,000)	—	—	—	—
Golar Arctic	(5,471)	(7,294)	(7,294)	(7,294)	(14,590)
Golar Bear	(5,387)	(10,775)	(10,775)	(10,775)	(32,325)
Golar Frost	(10,942)	(10,942)	(10,941)	(10,941)	(32,825)
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(5,278)	(7,424)	(8,032)	(8,030)	(123,188)
Golar Kelvin	(5,234)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Ice	(5,205)	(7,272)	(7,717)	(8,346)	(7,269)
Golar Snow	(5,234)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Crystal	(4,277)	(5,920)	(6,219)	(6,520)	(6,837)
Golar Tundra	(9,740)	(114,090)	—	—	—
Golar Seal (3)	(5,400)	(106,500)	—	—	—
Hilli Episeyo	(49,500)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Viking	(55,076)	—	—	—	—

Total Contractual Capital Repayment	(346,744)	(350,843)	(535,000)	(178,440)	(356,005)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2020	December 31, 2019

Restricted cash and short-term deposits	68,260	34,947

Current portion of long-term debt and short-term debt	1,025,221	965,588
Long-term debt	595,821	617,581
Total debt, net of deferred finance charges	1,621,042	1,583,169

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q1 2020 earnings release and the filing of our Q1 2020 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.